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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ibolya Ignat Terence O’Brien Alan Campbell Suzanne Hayes

Re:	LENSAR, Inc. Amendment No. 1 to Draft Registration Statement on Form 10 Submitted August 4, 2020 CIK No. 0001320350

Ladies and Gentlemen:

On behalf of LENSAR, Inc. (the “Company”), please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of the Company’s Registration Statement on Form 10 (the “Registration Statement”). The Company previously submitted an Amendment No. 1 to Draft Registration Statement on Form 10 on a confidential basis with the Commission on August 4, 2020 (the “Draft Submission No. 2”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission No. 2 received on August 12, 2020 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

The Spin-Off

Conditions to the Spin-Off, page 77

1.

We note your statement that the PDL board of directors can waive in its sole discretion the conditions that: (i) all actions and filings necessary under federal or state securities laws related to the Transactions shall have been taken, (ii) the acceptance of your common stock

August 25, 2020

for listing, (iii) any material government authorizations necessary to consummate the Spin-Off shall have been obtained, (iv) the effectiveness of your amended and restated certificate of incorporation and bylaws and (v) no preliminary or permanent injunction shall be in effect that prevents the consummation of the Spin-Off. Please update your disclosure to discuss to potential consequences to stockholders if the PDL board of directors waives these conditions and proceeds with the Spin-Off.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22 and 79.

Development Agreement with Oertli, page 125

2.

We note that you and Oertli will be joint and several owners of intellectual property resulting from the development agreement. Please clarify whether there are any restrictions on either party’s ability to use the intellectual property to compete with the other. If there are no such restrictions, please consider appropriate risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 62 and 132.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Drew Capurro

Drew Capurro
of LATHAM & WATKINS LLP

cc:

(via email)

Nicholas T. Curtis, Chief Executive Officer, LENSAR, Inc.

Thomas R. Staab, II, Chief Financial Officer, LENSAR, Inc.

Michael Treska, Esq., Latham & Watkins LLP

B. Shayne Kennedy, Esq., Latham & Watkins LLP